UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)

ADAMS GOLF, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

006228 10 0

(CUSIP Number)

November 2, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b) (Qualified Investor)

☐	Rule 13d-1(c) (Passive Investor)

☒	Rule 13d-1(d) (Exempt Investor)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (as amended, “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. 006228 10 0

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Royal Holding Company, Inc. 25-1622874
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0[1]

[1]   This Reporting Person notes that (i) Paul F. Brown, Jr., one of the other reporting persons filing this Amendment No. 8 to Statement on Schedule 13G (“Amendment No. 8”), directly holds 10,000 shares of the Issuer’s common stock and options, which are presently exercisable or are exercisable within 60 days of the date hereof, to purchase an additional 50,000 shares of common stock, and (ii) Stephen R. Patchin, another of the reporting persons filing this Amendment No. 8, holds options, which are presently exercisable or are exercisable within 60 days of the date hereof, to purchase an additional 50,000 shares of common stock. The shares held by Messrs. Brown and Patchin are not beneficially owned by this reporting person and nothing herein shall constitute an admission to the contrary.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable.
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTION) CO

SCHEDULE 13G/A

CUSIP No. 006228 10 0

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paul F. Brown, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 50,000 [1]
6. SHARED VOTING POWER 10,000 [2]
7. SOLE DISPOSITIVE POWER 50,000 [1]
8. SHARED DISPOSITIVE POWER 10,000 [2]

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            60,000 [1,2]

[1]        Represents options which are presently exercisable or exercisable within 60 days of the date hereof, to purchase 50,000 shares of the Issuer’s common stock.

2        Mr. Brown holds these shares jointly with Diane L. Brown, his spouse.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable.
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTION) IN

SCHEDULE 13G/A

CUSIP No. 006228 10 0

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stephen R. Patchin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 50,000 [1]
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 50,000 [1]
8. SHARED DISPOSITIVE POWER 0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            50,000 [1]

[1]   Represents options, which are presently exercisable or exercisable within 60 days of the date hereof, to purchase 50,000 shares of the Issuer’s common stock.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable.
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTION) IN

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934

Item 1	(a).	Name of issuer:

Adams Golf, Inc.

Item 1	(b).	Address of issuer’s principal executive offices:

300 Delaware Avenue, Suite 572 Wilmington, DE 19801

Item 2	(a).	Name of person filing:

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Act of 1933, as amended (the “Act”) , this Amendment No. 8 to Statement on Schedule 13G, as previously amended (as amended, the “Statement”) is filed jointly by Royal Holding Company, Inc. (“Royal”), Paul F. Brown, Jr. (“Brown”) and Stephen R. Patchin (“Patchin”). Royal, Brown and Patchin are collectively referred to herein as the “Reporting Persons.” [1] The Reporting Persons have executed a Joint Filing Agreement with respect to the filing of this Statement, a copy of which is attached hereto as Exhibit A.

[1]   Brown is the Vice President of Finance/Treasurer of Royal and Patchin is the Chief Executive Officer and President of Royal and, by virtue of their position with Royal, were deemed to share the power to vote or direct the vote of, and to share the power to dispose or direct the disposition of, the 6,374,511 shares of Common Stock previously held by Royal. Brown and Patchin each disclaim beneficial ownership of these 6,374,511 shares of Common Stock previously held by Royal and nothing herein shall be deemed an admission to the contrary.

Item 2	(b).	Address of principal business office:

The address of the principal business office of Royal is:

300 Delaware Avenue, Suite 306

Wilmington, DE 19801

The address of the principal business office of Brown is:

One Indian Springs Road

Carl E. Patchin Building

Indiana, PA 15701

The address of the principal business office of Patchin is:

500 N. Water Street, Suite 807N

Corpus Christi, TX 78471

Item 2	(c).	Citizenship:

Patchin and Brown are each citizens of the United States. Royal is a corporation formed and existing under the laws of the State of Delaware.

Item 2	(d).	Title of class of securities:

Common Stock, par value $.001 per share of the Issuer.

Item 2	(e).	CUSIP No.:

006228 10 0

Item 3.	If this statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

	(a)	☐ Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”).

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) of the Exchange Act.

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) of the Exchange Act.

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) of the Exchange Act.

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act, as amended.

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J) of the Exchange Act.

If this statement is filed pursuant to Rule 13d-1(b), check this box. ☐

Item 4.	Ownership (as of November 2, 2007)

Royal

(a) Amount beneficially owned:

0

(b) Percent of Class:

0

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

0

Brown

(a) Amount beneficially owned:

60,000 [1,2]

(b) Percent of Class:

0.2%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

50,000 [1]

(ii) Shared power to vote or to direct the vote:

10,000 [2]

(iii) Sole power to dispose or to direct the disposition of:

50,000 [1]

(iv) Shared power to dispose or to direct the disposition of:

10,000 [2]

[1]   Represents options which are presently exercisable or exercisable within 60 days of the date hereof, to purchase 50,000 shares of the Issuer’s common stock.

2   Mr. Brown holds these shares jointly with Diane L. Brown, his spouse.

Patchin

(a) Amount beneficially owned:

50,000 [1]

(b) Percent of Class:

0.2%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

50,000 [1]

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

50,000 [1]

(iv) Shared power to dispose or to direct the disposition of:

0

[1] Represents options, which are presently exercisable or exercisable within 60 days of the date hereof, to purchase 50,000 shares of the Issuer’s common stock.

Item 5.	Ownership of 5 percent or less of a class:

Royal

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Brown

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Patchin

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of more than 5 percent on behalf of another person:

Not Applicable as to any of the Reporting Persons.

Item 7.	Identification and classification of subsidiary which acquired the security being reported on by the parent holding company or control person:

Not Applicable as to any of the Reporting Persons.

Item 8.	Identification and classification of members of the group:

This Statement on Schedule 13G has been filed by a group under Rule 13d-1(d). Each of the Reporting Persons has executed a Joint Filing Statement, a copy of which is attached hereto as Exhibit A.

Item 9.	Notice of dissolution of the group:

Not Applicable as to any of the Reporting Persons.

Item 10.	Certifications:

Not Applicable as to any of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2007	ROYAL HOLDING COMPANY, INC.

	By:	/s/ Paul F. Brown, Jr.
	Name:	Paul F. Brown, Jr.
	Title:	Vice President of Finance/Treasurer

/s/ Paul F. Brown, Jr.
PAUL F. BROWN, JR.

/s/ Stephen R. Patchin
STEPHEN R. PATCHIN

EXHIBIT A

JOINT FILING STATEMENT

Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Amendment No. 8 to Schedule 13G is filed on behalf of each of us.

Dated: November 6, 2007	ROYAL HOLDING COMPANY, INC.

	By:	/s/ Paul F. Brown, Jr.
	Name:	Paul F. Brown, Jr.
	Title:	Vice President of Finance/Treasurer

/s/ Paul F. Brown, Jr.
PAUL F. BROWN, JR.

/s/ Stephen R. Patchin
STEPHEN R. PATCHIN